

July 18, 2012

<u>Via E-mail</u>
Mr. Larry D. Young
Chief Executive Officer
Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, Texas 75024

      Re: **Dr Pepper Snapple Group, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 22, 2012
              File No. 001-33829

Dear Mr. Young:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/Tia L. Jenkins

              Tia L. Jenkins
              Senior Assistant Chief Accountant
              Office of Beverages, Apparel, and
              Mining